Exhibit 99.1

Zepp Regains Compliance with NYSE Minimum Price Continued Listing Criterion

MILPITAS, Calif., October 2, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp Health” or the “Company”) (NYSE: ZEPP), a global leader in smart wearables and health technology, today announced that it has received a letter from the New York Stock Exchange (“NYSE”) dated October 2, 2024 (the “October Letter”), notifying the Company that it has regained compliance with the NYSE’s continued listing criterion of a minimum share price as set forth in Section 802.01C of the NYSE Listed Company Manual (the “NYSE Minimum Price Continued Listing Criterion”).

As previously announced, the Company received a letter from the NYSE dated April 30, 2024, notifying the Company that it was below compliance standards due to the average closing price of the Company’s American depositary shares being less than $1.00 for a consecutive 30 trading-day period. Following the receipt of the October Letter, the Company is no longer considered below the NYSE Minimum Price Continued Listing Criterion and has regained compliance regarding this matter.

About Zepp Health Corporation

Zepp Health (NYSE: ZEPP), a global smart wearable and health technology leader, empowers users to live their healthiest lives through its leading consumer brands, including Amazfit, Zepp Clarity, and Zepp Aura. Leveraging its proprietary Zepp Digital Health Management Platform, Zepp Health delivers actionable insights and guidance to users worldwide. With a presence in over 90 countries and a robust ecosystem of products and services, Zepp Health is at the forefront of advancing wearable intelligence and digital health technology.

For more information on Zepp Health and its products, please visit www.zepp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Email: zepp@tpg-ir.com

SOURCE Zepp Health Corp.